Filed pursuant to 424(b)(3)
Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 13, 2010

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010 and Supplement No. 1 dated August 16, 2010. Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	our acquisition of a promissory note secured by a mortgage on a multifamily complex in Houston, Texas.

Status of Offering

We commenced the initial public offering of shares of our common stock on June 16, 2010. Upon the effective date of our S-11, we began accepting subscriptions into escrow. As of September 7, 2010, we had sold approximately $2 million of stock to the public, which was sufficient to satisfy the minimum offering amount in all states except New York and Pennsylvania. Accordingly, on September 13, 2010, we broke escrow with respect to subscriptions received from all states except New York, which has a minimum offering amount of $2.5 million, and Pennsylvania, which has a minimum offering amount of $25 million.

Except with respect to subscriptions from New York and Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT, Inc.” Until we have raised the respective minimum offering amounts for New York and Pennsylvania from persons not affiliated with us or our advisor, New York and Pennsylvania investors should continue to make their checks payable to “TD Bank, N.A. as Escrow Agent for Resource Real Estate Opportunity REIT, Inc.”

Westhollow Note

On September 3, 2010, RRE Westhollow Holdings, LLC, our indirectly wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”) secured by a first priority Deed of Trust and Security Agreement (the “Mortgage”) on a multifamily community known as Westhollow Park Apartments (“Westhollow”) from an unaffiliated seller, Bank of America, N.A. as a successor by merger with LaSalle Bank National Association as Trustees for the Registered Holders of GMAC Commercial Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-C3. The contract purchase price for the Note was $7.8 million, excluding closing costs, and was funded from the proceeds of our completed private offering. Our management estimates that the purchase price of $7.8 million represents an approximate 75% discount to the replacement cost of the property securing the Note.

The Note was originated on October 27, 2003 in the original principal amount of $13,850,000, and at origination had an interest rate of 5.12% per annum. The Note is secured by the Mortgage on Westhollow. Westhollow is a 404-unit multifamily residential community constructed in 1980 and located in Houston, Texas. Westhollow encompasses approximately 362,000 rentable square feet and features amenities including a fitness center, pool, club room, and tennis and sports courts. The borrower under the Note is Westhollow Landmark LP (the “Borrower”), which is not affiliated with us or our advisor. The maturity date of the loan was November 1, 2008, but the Borrower failed to pay the outstanding principal and interest due on the maturity date. A receiver took possession of the property pursuant to an order dated April 16, 2009. The strategies with respect to the purchase of this Note include but are not limited to restructuring the loan, negotiating a discounted payoff of the Note with the Borrower or foreclosure of the property securing the loan. As of September 3, 2010, the outstanding loan balance on the Note was approximately $15.1 million, including all unpaid interest and late fees, and the Borrower was not making any payments on the loan.

Westhollow is located in West Houston, approximately 1 mile east of George H. Bush Park, 2 miles west of the Westchase District which features approximately 15 million square feet of office and retail space and 2 miles south of the Energy Corridor which features 17 million square feet of office, retail and industrial space. The property sits directly off of Westheimer Road, which is one of the most traveled East-West thoroughfares in West Houston and also benefits from close proximity to I-10, the Westpark Tollway TX-6 and I-610. This 30-year old property is comprised of 47 two-story apartment buildings containing a total of 404 units in one-, two- and three-bedroom configurations. Westhollow is also within immediate proximity to the West Oaks Mall anchored by Dillards, Sears and Macy’s and power centers featuring national retailers such as Best Buy, Super Target and Home Depot.

Building Features & Specifications

Property Address:	2503 Panagard Drive

Market Location:	Houston, TX

Year Completed:	1980

Units:	404

Net Rentable Area:	362,342 SF

Site Area:	16.88 acres

Parking:	638 parking spaces throughout the site

Foundation:	Concrete slab-on-grade

Frame:	Wood

Exterior Walls:	Vinyl, Hardi-Plank and Cedar siding

Roof:	Gable-framed roofs with composition shingles over the roof deck

Elevators:	None

HVAC:	Split direction expansion systems with pad mounted condenser units

Site Improvements:	Mature trees, shrubbery, grassy areas

Appliances/Personal Property:	Apartment appliances consist of an oven/range, refrigerator, dishwasher, disposal and washer-dryer connections

Amenities:	On-site management and leasing office, clubhouse, outdoor pool and spa, tennis court and sport court

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